

Myriam Sido (Simmons) · 3rd

Director at Ryan LLC

Dallas/Fort Worth Area · 500+ connections · **Contact info**

 **Ryan**

 **Rutgers University S**
Law - Camden

Experience



Director
Ryan
Jul 2016 – Present · 4 yrs 1 mo
Dallas, Texas



Executive Director
EY
Dec 2013 – Jul 2016 · 2 yrs 8 mos
Dallas, Texas



Director, Credits and Incentives
PwC
Sep 2010 – Dec 2013 · 3 yrs 4 mos

Recruited to help facilitate divisional (Credits & Incentives; C&I) growth by cultivating client relationships and planning/developing strategic programs and initiatives. Serves as Firm's National New Markets Tax Credit (NMTC) subject matter expert.

...**see mor**



Director Public Partnerships, Director Supplier Diversity
Target Corporation



Mar 2003 – Oct 2009 · 6 yrs 8 mos
Greater Minneapolis-St. Paul Area

High-profile leadership position directing both the Public Partnerships (real estate incentives, compliance, special projects, energy incentives, etc.) and Supplier Diversity departments (compliance, special projects, sales, procurement, etc.). Managed $5 million operating budget and a $1 billion incentives portfolio. Tasked with developing/administering operating …**see mor**



Tax Counsel

Sears

2001 – 2003 · 2 yrs
Greater Chicago Area

Negotiated more than $25 million in annual incentives, increased incentives negotiations 30%, grew participation and internal stakeholder buy-in program, and more.

Show 1 more experience ⌄

Education



Rutgers University School of Law - Camden

JD, Law, Tax Honors
1995 – 1998

University of Wisconsin-Madison

BA, Sociology, African American Studies
1989 – 1993

West High

Diploma, High School/Secondary Diplomas and Certificates
1981 – 1985



